Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms
AeroFarms to list on NASDAQ
Friday, March 26, 2021, 12:00 PM Eastern

CORPORATE PARTICIPANTS Morgan Brennan – Host of Squawk on the Street David Rosenberg - CEO of AeroFarms

PRESENTATION

Morgan Brennan

Welcome back to Squawk on the Street. Vertical farming company AeroFarms announcing plans to go public on the NASDAQ through a SPAC merger. The deal with Spring Valley, a blank check company, values AeroFarms at over a billion dollars. With us now, AeroFarms’ CEO David Rosenberg. David, thanks for being with us. Congrats on the deal.

David Rosenberg

Yeah, thanks. Great being with you.

Morgan Brennan

So, we actually spoke about six years ago in Newark at your vertical farm there. Just to get everybody up to speed, when we're talking about vertical farming, what are we talking about in terms of not only what you grow but how you grow it?

David Rosenberg

Yeah, that's right, Morgan. That was in a converted night club, then we went to a converted paintball facility. The facility behind me is a converted steel factory. We build these in new ground-up construction as well as existing buildings. So, when we say vertical farming, it's layer upon layer of plant growth. Plants don't need sun, they don't need soil, they actually need nutrients, micronutrients. Our growth media is a cloth growth media. Instead of sun, we give them spectrum at different intensities, different frequencies to optimize plant growth. And the result is local food production at scale so everyone can enjoy fresh, great-tasting leafy greens, in our case, also without pesticides, herbicides, fungicides.

Morgan Brennan

Why leafy greens? Why not other types of fruits or vegetables, or agriculture?

David Rosenberg

So, we've grown over 550 different varieties of plants. So, we sell leafy greens under our brand Dream Greens at Whole Foods, Fresh Direct, Amazon Fresh, Baldors, ShopRite. But leafy greens, they have high rates of perishables--they're highly perishable. There's a tremendous amount of product that goes to waste, so about 60% of what comes off the farm doesn't get eaten, and there's a lot of spoilage. And that really speaks to inefficiencies in the supply chain. So, that's the first problem we addressed.

But then additionally, there's lots of pesticides, herbicides, fungicides. When a product says "triple-washed," it is what it sounds. You wash it, get the pesticides, herbicides off. So, here, we're able to grow not with organic pesticide zero. My biggest surprise is we're competing on taste and texture. And this is the benefit of indoor agriculture. It's really fully controlled science that allows us to experiment, understand what a plant wants.

So, it's all getting different temperature, humidity, pH, nutrients, micronutrients, different spectrum to optimize plant growth to get great taste, textures. And that's where we're winning, on the taste and texture on the quality of the plant, just by understanding what it wants and how to delivery it.

Morgan Brennan

David, I took a look at your investor deck tied to today's announcement. It shows that you've been doing vertical farming for 15 years. I know it's clear that there's a lot of science and experimentation that goes into that. In the deck, it says you're expecting $4 million in revenue this year, projecting 13 million next year. And yet, you're valued at over a billion dollars as part of this transaction. I'm curious, what are the catalysts that actually get you to a half a billion by 2026 that you haven't been able to do so far?

AeroFarms

Friday, March 26, 2021, 12:00 PM Eastern

David Rosenberg

It's been a long journey to really optimize quality and reduce capital costs and operating costs, so the economics work. So, today, the economics work. And then, me as CEO, say, where do we need to prove to have scale? So, we're in about 200 supermarkets. We're in a mass market retailer like ShopRite, a specialty retailer in Whole Foods, online retailers like Fresh Direct, Amazon Fresh, food service like Baldor. So, now we've proven the business model. We've proven the unit economics.

So, now we've been putting money--we've raised over 200 million to-date before this, putting money into reducing capital costs, reducing operating costs, and utilize the platform to grow other plants like tomatoes, like strawberries. We've grown 550 different plants. So, now we're utilizing this platform. So, when we say a platform, it's controlling light, nutrients, spectrum, the digitization of it. There's a lot of software and programming of controlling the pumps, valves, all of these features, and now using it to make other applications to have greater impact.

So, investors are betting on our unit economics today. Right now, this is what we call model four. We've already--our next farm is going to be model five. We're breaking ground on two projects in April. And we've already built the prototype of what we call model six, all better economics. And then we're using the platform for other problems. So, berries, for example, people have too many crap berries. So, here, we have great-tasting berries to deliver to the customer 365 days a year.

Morgan Brennan

Got it.

David Rosenberg

When I say great-tasting, it's like they're red through and through. A measurement of berries is bricks. Bricks is a sugar content.

Morgan Brennan

Right.

David Rosenberg

An average berry has a content of seven. These have a bricks content of 11, because the sugars come in the leaves during the diurnal cycle, the resting period if you stress it and change the humidity, change the temperature.

Morgan Brennan

Yeah.

David Rosenberg

We could those sugars from the leaf to the berry to have the sweetest berry you've ever had.

Morgan Brennan

We'll take your word for it, because unfortunately we haven't been able to do virtual taste-testing yet. But I'm curious with this deal, you get $350 million from both the cash in the SPAC's trust as well as the pipe that coincides it. How do you plan to spend it? Is that party of your fifth iteration, your sixth iteration, as you were talking about?

AeroFarms

Friday, March 26, 2021, 12:00 PM Eastern

David Rosenberg

Yeah. I mean, it's both rolling out new farms. We're rolling out a farm in, like I said, Virginia, another one in Abu Dhabi. There's a lot of interest in the Middle East where it aligns for our value proposition. There's not a lot of farmland, not a lot of water. There's water insecurity issues. So, building it there is rolling out geographically. Growing more plants to reduce capex/opex. In our pro forma, it's just leafy greens. But the opportunity is so much bigger. For example, we're growing a plant as a therapeutic, so in a pharmaceutical application to treat highly symptomatic people of COVID-19.

Morgan Brennan

Okay.

David Rosenberg

So, the plant's a bioreactor. It produces the proteins used for this therapeutic application to treat receptors in the heart.

Morgan Brennan

Yeah.

David Rosenberg

Another example, if you've heard of Christopher Cassanide (SP)  the Nobel Prize in Chemistry in 2021 to the developers of--

Morgan Brennan

--David, unfortunately, we're at the end of the hour. I've got to cut you off there. Fascinating. Come back, tell us more about that at a future date. Good to see you. Congratulations. Thanks.

David Rosenberg

Good to see you. Thanks.

Morgan Brennan

That does it for Squawk on the Street. Keep it right--

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

AeroFarms

Friday, March 26, 2021, 12:00 PM Eastern

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

AeroFarms

Friday, March 26, 2021, 12:00 PM Eastern